

Mail Stop 3551

February 26, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Michael Jordan Friedman
Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

   Re: **Fresh Harvest Products, Inc.**
     Form 10-KSB for the fiscal year ended October 31, 2007
     Filed February 13, 2008
     Form 10-QSB for the quarterly period ended January 31, 2008
     Filed March 24, 2008
     Form 10-Q for the quarterly period ended July 31, 2008
     Filed September 22, 2008
     File No. 000-51390

Dear Mr. Friedman:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

         Sincerely,
         /s/ Andrew Mew
         Andrew Mew
         Accounting Branch Chief